Exhibit 99.1
Media Relations Contact
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the
Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML publishes Statutory Interim Report for 2009 first six months
VELDHOVEN, the Netherlands, July 24, 2009 — ASML Holding NV (ASML) today published its Statutory Interim Report for the six-month period ended June 28, 2009. This report includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, an Interim Management Board Report, and a Managing Directors’ Statement. The Statutory Interim Report is available in full on our website www.asml.com.
The Statutory Interim Report comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
ASML already published 2009 second quarter results according to US GAAP and IFRS on July 15, 2009.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. For more information, visit our website: www.asml.com